Exhibit 3.1

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

SCIVANTA MEDICAL CORPORATION

Scivanta Medical Corporation (the “Corporation”), a corporation organized under the laws of the state of Nevada on October 31, 2001, hereby amends and restates its Articles of Incorporation, to embody in one document its original articles and the subsequent amendments thereto, pursuant to Sections 78.390 and 78.403 of the Nevada Revised Statutes.

These Amended and Restated Articles of Incorporation were approved and adopted by the board of directors of the Corporation by unanimous written consent dated February 28, 2013.  Upon the recommendation of the board of directors, the stockholders of the Corporation holding a majority of the voting power thereafter approved and adopted these Amended and Restated Articles of Incorporation by written consent.  More specifically, stockholders holding 24,181,164 shares of the Corporation’s common stock, representing approximately 53.4% of the Corporation’s outstanding common stock, approved these Amended and Restated Articles of Incorporation.  As a result, these Amended and Restated Articles of Incorporation were authorized and adopted in accordance with the Nevada Revised Statutes.

These Amended and Restated Articles of Incorporation correctly set forth the text of the Corporation’s Articles of Incorporation as amended up to and by these Amended and Restated Articles of Incorporation, which will become effective at 9:00 a.m. (EST) on April 22, 2013.

ARTICLE I
NAME OF CORPORATION

The name of the Corporation is Scivanta Medical Corporation.

ARTICLE II
CAPITAL STOCK

Section 2.1       Total Number of Shares of Capital Stock.  The total number of shares of all classes of capital stock which the Corporation has authority to issue is five hundred twenty million (520,000,000), consisting of five hundred million (500,000,000) shares of common stock, par value $0.001 per share (“Common Stock”), and twenty million (20,000,000) shares of preferred stock, par value $0.001 per share (“Preferred Stock”).

Section 2.2       Common Stock.

(a)  The holders of shares of Common Stock shall be entitled to one vote for each share so held with respect to all matters voted on by the stockholders of the Corporation.

(b)  Subject to any prior or superior right of the Preferred Stock, upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment shall have been made to the holders of Preferred Stock of the full amount to which they are entitled, the holders of Common Stock shall be entitled to receive that portion of the remaining funds to be distributed.  Such funds shall be paid to the holders of Common Stock on the basis of the number of shares of Common Stock held by each of them.

(c)  Dividends may be paid on the Common Stock as and when declared by the board of directors of the Corporation in accordance with the Nevada Revised Statutes.

Section 2.3       Preferred Stock.

(a)  The Preferred Stock may from time to time be divided into and issued in series.  The different series of Preferred Stock shall be established and designated, and the variations in the relative rights and preferences as between the different series shall be fixed and determined, by resolution or resolutions of the board of directors of the Corporation as hereinafter provided.  In all other respects, all shares of the Preferred Stock shall be identical.

(b)  The board of directors of the Corporation is hereby expressly authorized, subject to the provisions hereof and in accordance with the Nevada Revised Statutes, to establish by resolution or resolutions series of Preferred Stock and to fix and determine for each series:

(i)
the distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased (except as otherwise provided by the board of directors of the Corporation in creating such series) or decreased (but not below the number of shares then outstanding) from time to time by the board of directors of the Corporation;

(ii)
the dividend rate or rates and preferences, if any, to which the shares of such series shall be entitled, the times at and conditions upon which dividends shall be paid, any limitations, restrictions or conditions on the payment of dividends, and whether dividends shall be cumulative and, if cumulative, the terms upon and dates from which such dividends shall be cumulative, which dates may differ for shares of any one series issued at different times;

(iii)
whether or not the shares of such series shall be redeemable, and, if redeemable, the redemption prices which the shares of such series shall be entitled to receive and the terms and manner of redemption;

(iv)
the preferences, if any, and the amounts which the shares of such series shall be entitled to receive and all other special or relative rights of the shares of such series, upon any voluntary or involuntary liquidation, dissolution or winding up of, or upon any distribution of the assets of, the Corporation;

(v)	the obligation, if any, of the Corporation to maintain a purchase, retirement or sinking fund for shares of such series and the provisions with respect thereto;

(vi)
the term, if any, upon which the shares of such series shall be convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock of the Corporation, including the rate of conversion or exchange and the terms of adjustments, if any;

(vii)	the terms and conditions of the voting rights, if any, of the holders of the shares of such series, including the conditions under which the shares of such series shall vote as a separate class; and

(viii)	such other designating preferences, powers, qualifications and special or relative rights or privileges of such series to the full extent now or hereafter permitted by the laws of the state of Nevada.

(c)  If upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the assets available for distribution to holders of shares of Preferred Stock of all series shall be insufficient to pay such holders the full preferential amount to which they are entitled, then such assets shall be distributed ratably among the shares of all series of Preferred Stock in accordance with the respective preferential amounts (including unpaid cumulative dividends, if any) payable with respect thereto.

(d)  Dividends on outstanding shares of Preferred Stock shall be paid or declared and set apart for payment before any dividends shall be paid or declared and set apart for payment on the Common Stock with respect to the same dividend period.

Section 2.4       Stock Rights and Options.  The Corporation shall have the power to create and issue rights, warrants or options entitling the holders thereof to purchase from the Corporation any shares of its capital stock of any class or classes, upon such terms and conditions and at such time and prices as the board of directors or a committee thereof may approve, which terms and conditions shall be incorporated in an instrument or instruments evidencing such rights, warrants or options.  In the absence of fraud, the judgment of the board of directors or a committee thereof as to the adequacy of consideration for the issuance of such rights, warrants or options and the sufficiency thereof shall be conclusive.

Section 2.5       Reverse Stock Split.  At the time these Amended and Restated Articles of Incorporation become effective, ten (10) shares of Common Stock of the Corporation, either outstanding or held by the Corporation as treasury stock immediately prior to the time these Amended and Restated Articles of Incorporation become effective, shall be and are automatically reclassified and changed (without any further act) into one (1) fully paid and nonassessable share of Common Stock of the Corporation, without increasing or decreasing (a) par value per share, (b) the amount of stated capital of the Corporation or (c) the amount of paid-in surplus of the Corporation, and the total number of shares of capital stock authorized for issuance by the Corporation shall be five hundred twenty million (520,000,000) shares, consisting of five hundred million (500,000,000) shares of Common Stock and twenty million (20,000,000) shares of Preferred Stock, as provided in Section 2.1 herein.  No fractional shares shall be issued in connection with the reverse stock split.  Rather, all fractional share interests resulting from the reverse stock split will be rounded up to a whole share of Common Stock, and each stockholder who would otherwise be entitled to receive a fractional share of Common Stock in the reverse stock split will instead receive one (1) whole share of Common Stock  Accordingly, any holder of fewer than ten (10) shares of Common Stock of the Corporation immediately prior to the time these Amended and Restated Articles of Incorporation become effective shall be entitled to receive one (1) whole share of Common Stock of the Corporation in lieu of receiving a fractional share of Common Stock.

ARTICLE III
DIRECTORS

The members of the governing board of the Corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided by the bylaws of the Corporation, provided that the number of directors shall not be reduced to less than one (1).

ARTICLE IV
GENERAL

Section 4.1       Power and Authority of the Board of Directors.  The board of directors shall have the power and authority to make and alter, or amend, the bylaws, to fix the amount in cash or otherwise, to be reserved as working capital, and to authorize and cause to be executed mortgages and liens upon the property and franchises of the Corporation.

Section 4.2       Inspection of the Accounts and Books of the Corporation.  The board of directors shall, from time to time, determine whether, and to what extent, and at which times and places, and under what conditions and regulations, the accounts and books of the Corporation, or any of them, shall be open to inspection of the stockholders; and no stockholder shall have the right to inspect any account, book or document of the Corporation except as conferred by the Nevada Revised Statutes, or authorized by the directors or any resolution of the stockholders.

Section 4.3       Sale or other Disposition of Assets.  No sale, conveyance, transfer, exchange or other disposition of all or substantially all of the property and assets of the Corporation shall be made unless approved by the vote or written consent of the stockholders entitled to exercise two-thirds (2/3) of the voting power of the Corporation.

Section 4.4       Place of Meetings; Corporate Records.  The stockholders and directors shall have the power to hold their meetings, and keep the books, documents and papers of the Corporation, outside of the state of Nevada, and at such place as may from time to time be designated by the bylaws or by resolution of the board of directors or stockholders, except as otherwise required by the laws of the state of Nevada.

Section 4.5       Indemnification.  The Corporation shall indemnify each present and future officer and director of the Corporation and each person who serves at the request of the Corporation as an officer or director of another corporation, whether or not such person is also an officer or director of the Corporation, against all costs, expenses and liabilities, including the amounts of judgments, amounts paid in settlements and amounts paid for services of counsel and other related expenses, which may be incurred by or imposed on him or her in connection with any claim, action, suit, proceeding, investigation or inquiry hereafter made, instituted or threatened in which he or she may be involved as a party or otherwise by reason of any past or future action taken or authorized and approved by him or her or any omission to act as such officer or director, at the time of the incurring or imposition of such costs, expenses, or liabilities, except such costs, expenses or liabilities as shall relate to matters as to which he or she shall in such action, suit or proceeding be finally adjudged to be liable by reason of his or her negligence or willful misconduct toward the Corporation or such other corporation in the performance of his or her duties as such officer or director.  As to whether or not a officer or director was liable by reason of his or her negligence or willful misconduct toward the Corporation or such other corporation in the performance of his or her duties as such officer or director, in the absence of such final adjudication of the existence of such liability, the board of directors and each officer and director may conclusively rely upon an opinion of legal counsel selected by or in the manner designated by the board of directors.  The foregoing right of indemnification shall not be exclusive of other rights to which any such officer or director may be entitled as a matter of law or otherwise, and shall inure to the benefit of the heirs, executors, administrators and assigns of each officer and director.

Section 4.6       Limited Liability of Officers and Directors.  To the fullest extent permitted by the Nevada Revised Statutes, the officers and directors of the Corporation shall not be personally liable to the Corporation or its stockholders for damages for breach of fiduciary duty as a director or officer; provided, however, this limitation on personal liability shall not apply to acts or omissions which involve intentional misconduct, fraud, knowing violation of law, or unlawful distribution prohibited by Section 78.300 of the Nevada Revised Statutes.  If the Nevada Revised Statutes are amended after these Amended and Restated Articles of Incorporation are placed into effect, to further eliminate the liability of officers and directors, then the liability of an officer or director of the Corporation shall be eliminated to the fullest extent permitted by the Nevada Revised Statutes, as so amended.  Any repeal or modification of this Section 4.6 shall not adversely affect any right or protection of an officer or director of the Corporation existing at the time of such repeal or modification.

The undersigned authorized officer of the Corporation has executed these Amended and Restated Articles of Incorporation, certifying that the facts herein stated are true, this 10th day of April, 2013.

/s/  Thomas S. Gifford
Thomas S. Gifford,
Executive Vice President,
Chief Financial Officer and Secretary